 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On August 20, 2020, Mr. Ian Lee notified the Board of Directors (the “Board”) of Glory Star New Media Group Holdings Limited (the “Company”) of his resignation as Chief Financial Officer (“CFO”) of the Company, effective on August 25, 2020. Mr. Lee’s resignation was not due to a disagreement with the Company, its operations, policies, or practices but due to personal matters.

On August 25, 2020, the Board promoted Mr. Perry Lu from finance director to serve as the CFO of the Company.

Mr. Perry Lu has extensive financial management experience and is a capital market veteran. Prior to the appointment as our chief financial officer, Mr. Lu served as our finance director since April 2020. Prior to joining us, from May 2018 to April 2020 he served as a senior accounting manager in Spruce (Meicai.cn), a leading online grocery platform in China where he helped to build and improve the internal control system, corporate governance system and quality of finance reporting. From July 2017 to May 2018, Mr. Lu served as a senior M&A manager in a Chinese listed company named Visual China Group (000681) where he participated in strategic planning and led many capital projects, such as overseas acquisition, business reorganization, subsidiary spin off, IPO readiness preparation, improved operation efficiency and increased company valuation. From October 2015 to January 2017, Mr. Lu served as a senior finance reporting manager in a US listed company named Fang Holdings Limited (NYSE: SFUN) where he was in charge of US finance reporting, capital market disclosure, investor relationship and company image promotion. From October 2012 to October 2015, Mr. Lu worked for RuiHua certified public accountants, Lenovo Group (00992) from January 2011 to October 2012, Ernst and Young UK from September 2007 to September 2008 and again from September 2009 to August 2010. Mr. Lu received a bachelor’s degree in Accounting from the University of Liverpool, and a master’s degree in Accounting and Finance from the Manchester Metropolitan University.

Mr. Lu entered in to our Labor Contract on April 20, 2020 in connection with his services as our financial director. Mr. Lu’s Labor Contract expires on April 19, 2023 and provides for an annual salary of RMB480,000. Mr. Lu will not receive additional compensation for serving as our chief financial officer.

In addition, Mr. Lu will enter into the Company’s standard form of indemnification agreement. To the extent that the Company adopts and maintains a share incentive plan, Mr. Lu will be eligible to participate in such plan. Mr. Lu is also eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future.

Except as disclosed in this Report, there are no arrangements or understandings with any other person pursuant to which Mr. Lu was appointed as an executive officer of the Company. There are also no family relationships between Mr. Lu and any of the Company’s directors or executive officers. Except as disclosed in this Report, Mr. Lu has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

A copy of the form of the Labor Contract for Mr. Lu is filed as Exhibit 10.22 to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2020 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name: Title:	Bing Zhang Chief Executive Officer

Dated: August 26, 2020